

June 3, 2020

Mark Roberson
Chief Executive Officer
Ballantyne Strong, Inc.
4201 Congress Street, Suite 175
Charlotte, NC 28209

      Re: Ballantyne Strong, Inc.
           Registration Statement on Form S-3
           Filed May 28, 2020
           File No. 333-238757

Dear Mr. Roberson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christine Westbrook at 202-551-5019 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Elliott M. Smith, Esq.